Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

September 29, 2021

Issuer:	American Tower Corporation (“AMT”)

Coupon:	0.400% Senior Notes due 2027 (the “2027 Notes”) 0.950% Senior Notes due 2030 (the “2030 Notes”)

Principal Amount:	2027 Notes: €500,000,000 2030 Notes: €500,000,000

Maturity Date:	2027 Notes: February 15, 2027 2030 Notes: October 5, 2030

Offering Format:	SEC registered (Registration No. 333-231931)

Trade Date:	September 29, 2021

Settlement Date(1):	October 5, 2021 (T+4)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	2027 Notes: DBR 0.250% Notes due February 2027 2030 Notes: DBR 0.000% Notes due August 2030

Benchmark Security Price and Yield:	2027 Notes: 104.395 / -0.553% 2030 Notes: 102.775 / -0.308%

Spread to Benchmark Security:	2027 Notes: +106.5 basis points 2030 Notes: +134.4 basis points

Mid-Swap Yield:	2027 Notes: -0.168% 2030 Notes: 0.086%

Spread to Mid-Swap Yield:	2027 Notes: +68 basis points 2030 Notes: +95 basis points

Price to Public:	2027 Notes: 99.409% 2030 Notes: 99.265%

Ratings(2):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2027 Notes: Annually on February 15 of each year, commencing on February 15, 2022 (short first coupon) 2030 Notes: Annually on October 5 of each year, commencing on October 5, 2022

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-whole Call:

2027 Notes: Prior to December 15, 2026 (two months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 20 basis points

2030 Notes: Prior to July 5, 2030 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 25 basis points

Par Call:	2027 Notes: At any time on or after December 15, 2026 (two months prior to their maturity date) 2030 Notes: At any time on or after July 15, 2030 (three months prior to their maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, AMT may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

ISIN / Common Code:	2027 Notes: XS2393701284 / 2393701284 2030 Notes: XS2393701953 / 2393701953

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility and the 2021 364-Day Delayed Draw Term Loan.

Listing:	AMT intends to apply to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization / FCA

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately €987.7 million ($1,154.0 million), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately €307.7 million ($359.5 million) of the net proceeds to repay existing outstanding indebtedness under the 2021 Multicurrency Credit Facility and approximately €680.0 million ($794.4 million) of the net proceeds to repay existing outstanding indebtedness under the 2021 364-Day Delayed Draw Term Loan.

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc Morgan Stanley & Co. International plc Société Générale

Senior Co-Managers:

Banco Santander, S.A.

Commerzbank Aktiengesellschaft

Goldman Sachs & Co. LLC

Merrill Lynch International

Mizuho International plc

RBC Europe Limited

SMBC Nikko Capital Markets Limited

Standard Chartered Bank

The Toronto-Dominion Bank

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. ING Bank N.V., Belgian Branch Scotiabank Europe plc

(1) We expect that the delivery of the notes will be made against payment on October 5, 2021, which is the fourth business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 29, 2021 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Prohibition of Sales to EEA Retail Investors: The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II professionals/ECPs-only – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Prohibition of Sales to UK Retail Investors: The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

United Kingdom MiFIR professionals/ECPs-only – Manufacturer target market (FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”)) is eligible counterparties and professional clients only (all distribution channels). Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

Standard Chartered Bank, ING Bank N.V., Belgian Branch, and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, Citigroup Global Markets Limited at 1-800-831-9146, J.P. Morgan Securities plc at +44 20 7134 2468, Morgan Stanley & Co. International plc at 1-866-718-1649 or Société Générale at +33 (0)1 42 13 32 16.